SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Ampliación Granada
Delegación Miguel Hidalgo,
11529, Mexico City, Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

“América Móvil acquires broadcast and exhibition rights for the Summer and Winter Olympic Games for the period 2018 - 2024

Mexico City, November 30, 2017. América Móvil, S.A.B. de C.V. ("AMX") [BMV: AMX] [NYSE: AMX | AMOV], announced today that it has entered into an agreement with the International Olympic Committee for the broadcast and exhibition through digital and pay TV platforms of the Summer Olympic Games in Tokyo, Japan in 2020 and Paris, France in 2024, the Winter Olympic Games in PyeongChang, South Korea in 2018 and Beijing, China in 2022, and the Youth Olympic Games in Buenos Aires, Argentina in 2018 and Lausanne, Switzerland in 2020.

The broadcast and exhibition rights via digital platforms were acquired on an exclusive basis for Mexico, Argentina, Bolivia, Chile, Colombia, Costa Rica, Dominican Republic, Ecuador, El Salvador, Guatemala, Honduras, Nicaragua, Panama, Paraguay, Peru, Uruguay and Venezuela. The broadcast and exhibition rights for pay TV were acquired on an exclusive basis for Argentina, Bolivia, Chile, Colombia, Ecuador, Paraguay, Peru, Uruguay and Venezuela, and on a non-exclusive basis for Mexico, Costa Rica, Dominican Republic, El Salvador, Guatemala, Honduras, Nicaragua and Panama. The broadcast and exhibition rights for the Youth Olympic Games have been acquired in all these countries on a non-exclusive basis.

This agreement has been executed in compliance with the laws and regulations applicable to the acquisition of this kind of rights (contents) throughout the aforementioned territories, including Mexico.

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 30, 2017

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact